Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Maison Solutions Inc. on Form S-8 of our report dated December 22, 2022 with respect to our audit of the consolidated financial statements of Maison Solutions Inc. as of April 30, 2022 and for the year then ended, which report is incorporation by reference in this Form S-8 of Maison Solutions Inc. for the year ended April 30, 2022.

We were dismissed as auditors on January 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in Form S-8 Registration Statement for the periods after April 30, 2022.

/s/ Friedman LLP

Friedman LLP

New York, NY

October 13, 2023